

T E S S

Tessier Winery LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $80,000

Offering End Date: August 15, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Tessier Winery LLC

Founded: June 5, 2017

Address: 1335 4th St
　　　　　　Berkeley, CA 94710

Industry: Winery

Employees: 5

Website: https://tessierwinery.com/

Use of Funds Allocation:

If the maximum raise is met:

$75,200 (94.00%) – of the proceeds will go towards working capital and purchasing equipment
$4,800 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,406 Followers

SMB x

TESS

Business Metrics:

	FY22	FY23	YTD 7/2/2024
Total Assets	$254,267	$307,281	$347,763
Cash & Cash Equivalents	$34,216	$93,019	$60,309
Accounts Receivable	$21,950	$14,524	$21,950
Short-term Debt	$18,706	$26,975	$80,792
Long-term Debt	$62,178	$130,740	$131,041
Revenue	$386,062	$299,654	$184,467
Cost of Goods Sold	$215,717	$140,044	$486
Taxes	$0	$0	$0
Net Income	-$34,764	-$40,783	-$21,004

Recognition:

Tessier Winery LLC (DBA Tessier Winery) is growing its brand nationally. You can find it in a number of restaurants & shops in the Bay Area, LA, FL, HI, IL, and on the East Coast. Each vintage of Tessier wines captures and reflects one year in the lives of the vineyards owner Kristie Tacey works with each season.

About:

Tessier Winery LLC (DBA Tessier Winery) is the result of founder Kristie Tacey's passion for the art and science of winemaking. As a former published research scientist who studied protein pathways, Kristie moved to the San Francisco Bay Area from her native Michigan to pursue a career in biotechnology. Kristie eventually came to realize that winemaking was her true calling and after working as operations manager and assistant winemaker at an award-winning East Bay winery, she started Tessier Winery in 2009.

For more information, contact our Customer Support Team at support@thesmbx.com

